UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2026

Commission File Number: 001-40614

INTERCURE LTD.

(Translation of registrant’s name into English)

85 Medinat ha-Yehudim Street

Herzliya, 4676670, Israel

Tel: +972 77 460 5012

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

As previously reported, the Company will hold an Extraordinary General Meeting of Shareholders (the “Meeting”) on August 11, 2026 at 4:00 p.m. (Israel time), at the offices of the Company’s attorneys, Amit, Pollak, Matalon, at APM House, 18 Raoul Wallenberg St., Building D, 6th floor, Ramat Hachayal, Tel Aviv, Israel. The Meeting was originally announced in the Company’s Report on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on July 22, 2026. The date of the Meeting was subsequently corrected from August 12, 2026 to August 11, 2026 pursuant to the Company’s Amendment No. 1 on Form 6-K/A filed with the Securities and Exchange Commission on July 27, 2026. The amended Notice and Proxy Statement and proxy card were previously filed to the SEC on July 27, 2026.

IMPORTANT NOTICE REGARDING VOTING PROCEDURES

The Company has not engaged Broadridge Financial Solutions, Inc. or any similar service provider to distribute proxy materials or tabulate votes for the Meeting. Accordingly, shareholders who wish to vote at the Meeting are requested to follow the procedures set forth below, in accordance with the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”) and the regulations promulgated thereunder.

A form of proxy card for the Meeting is available to the public on the distribution website of the Israel Securities Authority at http://www.magna.isa.gov.il and on the website of the Tel Aviv Stock Exchange at http://www.tase.co.il. The proxy card has also been furnished to the SEC as an exhibit to a Report of Foreign Private Issuer on Form 6-K and is available on the SEC’s website at http://www.sec.gov. Shareholders may also request a copy of the proxy card directly from the Company using the contact information set forth below.

Shareholders Registered in the Company’s Shareholders Register

Shareholders whose shares are registered directly in the Company’s shareholders register in Israel may vote their shares (i) by attending the Meeting in person; or (ii) by completing, dating, signing and mailing a proxy card to the Company’s offices at 85 Medinat ha-Yehudim Street, Herzliya 4676670, Israel, Attention: Chief Financial Officer, or by email to amos@intercure.co, so that it is received no later than 11:59 p.m., Eastern Time,  on August 10, 2026.

Shareholders Holding Shares Through a Bank, Broker or Other Nominee

Shareholders who hold ordinary shares through a bank, broker or other nominee (i.e., in “street name”) may vote their shares by one of the following methods:

(a)	By attending the Meeting in person: Such shareholders must obtain a legal proxy from their bank, broker or nominee evidencing ownership as of the record date, and present such legal proxy together with valid identification at the Meeting.
(b)	By proxy: Such shareholders must obtain a legal proxy from their bank, broker or nominee evidencing ownership as of the record date. The legal proxy, together with the completed, dated and signed proxy card, should be mailed to the Company’s offices at 85 Medinat ha-Yehudim Street, Herzliya 4676670, Israel, Attention: Chief Financial Officer, or sent by email to amos@intercure.co, so that it is received no later than 11:59 p.m., Eastern Time, on August 10, 2026.
(c)	Via the Israel Securities Authority’s Electronic Voting System: In accordance with the Israeli Companies Law and regulations promulgated thereunder, the Israel Securities Authority has established an electronic voting system via its MAGNA online platform. Shareholders holding shares through members of the Tel Aviv Stock Exchange may vote their shares through such electronic voting system, following a registration process, no later than six (6) hours before the time of the Meeting. Shareholders wishing to use this voting method should contact their broker for instructions.

Record Date

Only shareholders of record at the close of business on July 29, 2026 (the “Record Date”) are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof.

In connection with the Meeting, the Company previously furnished the following documents to the SEC:

1.	The amended Notice and Proxy Statement with respect to the Meeting, describing the proposal to be voted upon, the procedures for voting in person or by proxy, and other information relating to the Meeting, as filed as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on July 27, 2026; and

2.	The form of proxy card for holders of the Company’s ordinary shares, as filed as Exhibit 99.2 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on July 27, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERCURE LTD.

Date: August 4, 2026	/s/ Amos Cohen
Amos Cohen
Chief Financial Officer